UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1- 12090
GRUPO RADIO CENTRO, S.A.B. DE C.V.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Constituyentes 1154 (7° Piso)
Col. Lomas Altas
C.P. 11950, México, D.F., México
(5255) 5728 48 00

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
A Shares, without par value, Ordinary Participation Certificates (“CPOs”), each CPO representing one Series A Share and American Depositary Shares (“ADSs”), each representing nine CPOs

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐             17 CFR 240.12d2-2(a)(1)

☐     17 CFR 240.12d2-2(a)(2)

☐   17 CFR 240.12d2-2(a)(3)

☐   17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Grupo Radio Centro, S.A.B. de C.V. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 31, 2012	By /s/ Pedro Beltrán Nasr	Chief Financial Officer
Date	Name	Title